Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated May 12, 2008

Relating to Preliminary Prospectus dated May 9, 2008

Registration No. 333-149167

AMERICAN CAPITAL AGENCY CORP.

FREE WRITING PROSPECTUS

This free writing prospectus is being filed to advise you of the availability of a revised preliminary prospectus, dated May 9, 2008 (the “Revised Preliminary Prospectus”), included in Amendment No. 4 to the Registration Statement on Form S-11 (File No. 333-149167) of American Capital Agency Corp. (the “Company”), as filed with the Securities and Exchange Commission on May 9, 2008 (as so amended, the “Registration Statement”), relating to the Company’s proposed offer and sale of shares of its common stock, and to provide you with a hyperlink to the current version of the Registration Statement. This free writing prospectus relates only to the securities described in the Registration Statement, is only a summary of the changes included in the Revised Preliminary Prospectus and should be read together with the Revised Preliminary Prospectus included in the Registration Statement, including the section entitled “Risk Factors” beginning on page 15 of the Revised Preliminary Prospectus.

To review the Revised Preliminary Prospectus included in the Registration Statement, click the following link on the SEC web site at www.sec.gov as follows (or if such address has changed, by reviewing the Company’s filings for the relevant date on the SEC web site):

http://www.sec.gov/Archives/edgar/data/1423689/000119312508109976/0001193125-08-109976-index.htm

Reduction in the Manager’s Incentive Compensation

On pages 7, 47, 66 and 67 of the Revised Preliminary Prospectus, the Company has disclosed that the incentive compensation to be paid to the Company’s manager, American Capital Agency Management, LLC (the “Manager”), pursuant to the management agreement will be based on a multiple of 15%. In the Company’s preliminary prospectus, dated April 28, 2008 (the “Prior Preliminary Prospectus”), the Company had previously disclosed that this multiple would be 25%.

Elimination of Grant of 750,000 Shares of Restricted Common Stock

In the Prior Preliminary Prospectus, the Company had disclosed that, simultaneously with the completion of the Company’s initial public offering (the “Offering”), the Company would issue American Capital Strategies, Ltd. (“American Capital”) 750,000 shares of restricted common stock pursuant to the Company’s management agreement with the Manager and as an award under the Company’s Equity Incentive Plan for the Manager and its Affiliates.

Because the terms of the management agreement will no longer include this issuance of restricted common stock, the cover page and pages 2, 3, 8, 9, 13, 29, 39, 44, 47, 51, 61, 66, 67, 74, 75, 76, 77, 78, 86 and 105 of the Revised Preliminary Prospectus have been revised to eliminate references to this issuance. Because these 750,000 shares of common stock will not be issued upon completion of the Offering, the Company has revised (i) the cover page and pages 2, 3, 9, 29, 30, 51, 61, 77 and 78 of the Revised Preliminary Prospectus to disclose that American Capital will own 16.7% (instead of 20.6%) of the Company’s common stock immediately after the completion of the Offering, or 14.8% (instead of 18.4%) if the underwriters exercise their over-allotment option in full, (ii) pages 30 and 77 of the Revised Preliminary Prospectus to disclose that American Capital will own 2,500,100 shares of common stock upon completion of the Offering, (iii) page 75 of the Revised Preliminary Prospectus to disclose that 1,200,000 shares of the Company’s common stock (instead of 450,000 shares) will remain available for issuance under the Company’s Equity Incentive Plan for the Manager and its Affiliates immediately after the completion of the Offering, and (iv) pages 13, 39 and 80 of the Revised Preliminary Prospectus to disclose that 15,004,600 shares of the Company’s common stock (instead of 15,754,600 shares) will be outstanding immediately after the completion of the Offering.

Potential Purchase of Additional Shares of the Company’s Common Stock by American Capital

As disclosed in the Prior Preliminary Prospectus, American Capital will purchase $50 million of the Company’s common stock at the initial public offering price (or 2,500,000 shares) in a private placement simultaneously with the completion of the offering of 12,500,000 shares of the Company’s common stock pursuant to the Registration Statement.

The cover page and pages 2-3, 9, 29, 30-31, 61, 77 and 78 of the Revised Preliminary Prospectus have been revised to disclose that (i) American Capital has indicated that it may elect to purchase additional shares of the Company’s common stock in this concurrent private placement or in the Offering, subject to a maximum additional investment of $50 million of the Company’s common stock (for a maximum total investment of $100 million), and (ii) if American Capital elects to purchase additional shares of common stock, American Capital’s percentage ownership of the Company’s common stock could increase substantially, but the Company cannot provide any assurance that American Capital will elect to purchase additional shares or, if it does, the additional amount it may elect to purchase. On page 30 of the Revised Preliminary Prospectus, the Company has also disclosed that it cannot provide any assurance of the ultimate percentage of common stock that American Capital will own immediately after the Offering. On page 30 of the Revised Preliminary Prospectus, the Company has further disclosed that if it issues an aggregate of 15,000,000 shares in the Offering and the concurrent private placement, each at the anticipated public offering price of $20.00 per share, and American Capital elects to purchase $100 million of the Company’s common stock in total, American Capital would own approximately 28.6% of the common stock immediately after the Offering (or 25.8% if the underwriters exercise the over-allotment option in full).

Increase in Number of Master Repurchase Agreements

Pages 6, 26, 44, 46 and 55 of the Revised Preliminary Prospectus have been revised to disclose that the Company has entered into eleven master repurchase agreements with financial institutions. As of the date of the Prior Preliminary Prospectus, the Company had disclosed that it had entered into nine master repurchase agreements.

Compensation of the Company’s Officers and Directors

Page 74 of the Revised Preliminary Prospectus has been revised to disclose that (i) the fees paid to the Manager under the management agreement will, through the distribution of the Manager’s income to its parent and, in turn, to American Capital, be one of the sources of the funds used by American Capital to compensate the Company’s officers, and (ii) the Company’s independent directors will be paid their $40,000 annual retainer in quarterly installments in advance rather than in arrears.

OUR CENTRAL INDEX KEY, OR CIK, ON THE SEC WEB SITE IS: 0001423689.

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY OBTAIN THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV OR BY CLICKING ON THE LINK BELOW. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND TO YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING CITI TOLL-FREE 1-877-858-5407 OR MERRILL LYNCH & CO. TOLL FREE 1-866-500-5408.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.